Periphas Capital Partnering Corporation

667 Madison Avenue, 15th Floor

New York, New York 10065

September 22, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Babette	Cooper

Robert Telewicz

Re:	Periphas Capital Partnering Corporation

  Form 10-K for the Fiscal Year Ended December 31, 2021

  Filed March 22, 2022

  File No. 001-39784

Ladies and Gentlemen:

Set forth below are the responses of Periphas Capital Partnering Corporation (the “Company”) to the comment raised in the letter to the Company, dated September 8, 2022, from the staff of the SEC (the “Staff”).

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Securities and Exchange Commission

September 22, 2022

Response

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, PCPC Holdings, LLC, a Delaware limited liability company, itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person. Notwithstanding the Company’s view on this matter, the Company respectfully advises the Staff that the Company undertakes to include the following risk factor in its Quarterly Report on Form 10-Q for the period ending September 30, 2022 and future periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to disclose the risk and consequences of potential CFIUS review or related restrictions on the Company and its initial business combination:

While our sponsor is not controlled by any “foreign person,” any business combination could potentially be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our securities or otherwise participate in the business combination, potentially making the securities less attractive to investors. Moreover, future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Depending on the pre-existing ownership and control of any target company, among other things, any business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, the Committee on Foreign Investment in the U.S. (“CFIUS”) is an interagency committee authorized to review certain transactions involving acquisitions and investments in the U.S. by foreign persons in order to determine the effect of such transactions on the national security of the U.S. CFIUS has jurisdiction to review transactions that could result in control of a U.S. business directly or indirectly by a foreign person, certain non-controlling investments that afford the foreign investor non-passive rights in a “TID U.S. business” (defined as a U.S. business that (1) produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies; (2) owns or operates certain critical infrastructure; or (3) collects or maintains directly or indirectly sensitive personal data of U.S. citizens), and certain acquisitions, leases, and concessions involving real estate even with no underlying U.S. business. Certain categories of acquisitions of and investments in a U.S. business also may be subject to a mandatory notification requirement.

Securities and Exchange Commission

September 22, 2022

While any business combination would not be subject to CFIUS review by virtue of the ownership and control of the sponsor, any pre-existing ownership and control of a target company that continues post-closing, and/or any foreign person investments in a concurrent PIPE, may trigger CFIUS’ jurisdiction. If this occurs, a business combination could be subject to mandatory or voluntary CFIUS review and we may be unable to consummate the business combination. CFIUS could, among other things, decide to delay a business combination, impose conditions to mitigate national security risks arising from the transaction, recommend to the President that a business combination be prohibited, order us to divest all or a portion of a U.S. business of a target company, or impose penalties if CFIUS believes that the mandatory notification requirement applied and we did not make a filing.

Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. This may limit the pool of potential targets. Because we have only a limited time to complete any business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $25.00 per Public Share initially, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target and the chance of realizing future gains on your investment through any price appreciation in a target.

In addition, CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in any target company, even if a filing with CFIUS is or was not required at the time of the business combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for common stock or the securities after we undertake a business combination.

Securities and Exchange Commission

September 22, 2022

Should you have any questions relating to any of the foregoing, please feel free to contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

Thank you for your assistance in this matter.

Sincerely,

Periphas Capital Partnering Corporation

By:	/s/ Todd E. Nice
Name:	Todd E. Nice
Title:	Chief Financial Officer

cc:	Sanjeev Mehra (Periphas Capital Partnering Corporation)

Christian O. Nagler (Kirkland & Ellis LLP)

Wayne E. Williams (Kirkland & Ellis LLP)